April 22, 2015



Alberto H. Zapata, Esq.
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-8629

Re:	Variable Annuity Account 					SENT VIA EDGAR
	Minnesota Life Insurance Company
	File No. 333-182763; 811-04294  ("Guide")
	File No. 333-189593; 811-04294 ("W&R Annuity II")
	File No. 333-140230; 811-04294 ("Extra")
	File No. 333-91784; 811-04294  ("Advisor")
	File No. 333-136242; 811-04294  ("Legend")

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission Staff comments received by Minnesota Life Insurance Company (the "Company") via telephone on April 9, 2015. Each of the Staff's comments is set forth below, followed by the Company's response. The responses apply to each registration statement referenced above, to the extent applicable.

The following revisions will be incorporated into the above-referenced registration statements once the Company receives Staff approval to do so:


1.	Page 9.  Add text to the "Deferred Sales Charge" section to disclose that the L Series bears a higher charge than B series.

	Response:

	The table in the Deferred Sales Charge section lists the sales charge schedule for L Series and B Series. Located below the Deferred Sales
Charge section is the Base Contract Separate Account Charges table.  The
Base Contract Separate Account Charges table lists the charges associated with the L Series and B Series for comparison by the reader and clearly illustrates that the L Series bears a higher charge. As such, the Base Contract Separate Account Charges table clearly identifies which series is more expensive and does so in close proximity to the deferred sales charge section. The Company is concerned that additional narrative disclosure in this section will draw attention away from the tables comparing the expenses.

	In response to the Staff's comment, the Company will add the following sentence on page 4 in the "Type of Contract" paragraph:
"The primary differences are the deferred sales charge and expenses you pay (e.g., L Series has higher separate account expenses and a shorter deferred sales charge schedule than B Series)."


2.	Page 9.  Contract Charges and Expenses section.  Provide additional discussion regarding premium tax charge in preamble to the fee table or in a footnote to the table (similar to the disclosure found on page 44 of the prospectus).

	Response:

	In response to the Staff's comments, the Company will revise the last sentence in the preamble as follows:

	"State premium taxes may also be deducted and range from 0% to 3.5%, depending on applicable law."


3.	Page 10.  The "Maximum Possible Separate Account Charge Combinations"
section omits other riders. Disclose what the charge would be with all of the omitted riders. Also, add footnote to this section explaining that the contract value and benefit basis may be equal.

	Response:

	As disclosed in the parenthetical below the Maximum Possible Separate Account Charge Combinations table, living rider and other optional benefits charges are listed separately because these charges are calculated on a different basis than separate account charges.
Specifically, the mortality, expense and administrative charges are applied daily through the unit value and applied at the separate account level. The optional rider charges are based upon various benefit values and are deducted from contract value on a quarterly basis. Since contract values fluctuate daily and are often different from rider benefit values, aggregating such charges is potentially confusing to contract owners.

Because of these differences, the Company, respectfully, does not believe it is appropriate to aggregate separate account level charges with contract level charges. We believe it is more reasonable to disclose the charges separately in adjacent tables, as illustrated on page 10. Since these tables are adjacent to one another, we believe the disclosure of expenses is sufficiently clear to the reader. Finally, it is the Company's understanding that aggregating rider charges and separate account charges in the same table is not standard in the industry.


4.	Page 23.  "Contract Value Allocation Plan."  Add language, similar to that found on page 66, introducing the Contract Value Allocation portfolios and the applicable riders on page 23.

	Response:

	The Contract Value Allocation Plan referenced on page 66 is applicable to the MyPath Core Flex rider, which is introduced on page 59. Conversely, the "Focused Portfolio Strategies" are available to contract owners that have not selected optional riders and are discussed on page 23, in the general section of the prospectus. The Company is concerned that discussing the Contract Value Allocation Plan on page 23 would confuse readers as it is out of context. The Company, respectfully, believes it is more appropriate to include Contract Value Allocation Plan information with the applicable rider description sections and not in the general section of the prospectus.


5.	Page 105 - Sure Track Plus 90.  Please clarify how the annual reset option for the accumulation base is determined.

	Response:

	The Company confirms that the annual reset for the accumulation base is either (a) 90% of the Contract Value or (b) the current accumulation base value, whichever is higher. In response to the Staff's comments, the Company will revise the sentence describing the annual reset option as follows:

"On each rider anniversary, following deduction of the rider charge, the accumulation base is increased to 90% of the Contract Value if that amount is greater than the current accumulation base."


6.	 Page 105.  Optional Reset section.  Clarify how the eligibility for electing the optional reset is determined. Also, confirm how the new 12-month period to make additional purchase payments is measured upon electing the optional reset. Finally, please confirm the maximum age the Owner can be to elect the option reset (i.e., can an owner be 80.9 years of age and elect the reset).

	Response:

	In response to the Staff's comments, the Company will revise the sentence describing the optional reset eligibility as follows:

	"The optional reset may only be elected on a rider anniversary that is on or before the earlier of (a) or (b), where:"

The Company confirms that a new 12-month period to make additional purchase payments begins when an Owner elects the optional reset feature. The 12-month period starts from the rider anniversary date associated with the optional reset. Please note that the explanation of how the new 12 month purchase period is measured is included in the paragraph immediately following the optional reset eligibility description on page 105.

The Company confirms that the optional reset must be elected on the rider anniversary immediately following the 80th birthday of the oldest Owner. In other words, the optional reset is not available on the rider anniversary to an Owner who has already turned 81 years old.


7.	Page 105.  "Optional Reset" section.  Please reconcile the following sentences in the first and third paragraph of this section: first paragraph - "Upon election, the accumulation base will increase to the full Contract Value, and a new benefit period will begin."; third paragraph - "Upon election of the optional reset, the new accumulation base, benefit period, and 12-month period where subsequent Purchase
Payments will be accepted, will all be determined as of the rider anniversary date, and not the date the optional reset is elected."

	Response:

	In response to the Staff's comments above, the second sentence in the first paragraph will be revised as follows:

	"Upon election of the optional reset, the accumulation base will increase to the full Contract Value and a new benefit period will begin as of the most recent rider anniversary."

	The second sentence in the third paragraph will also be revised as follows:

"Upon election of the optional reset; the new accumulation base, benefit period, and 12-month period where subsequent Purchase Payments will be accepted, will all be determined as of the most recent rider anniversary date, and not the date the optional reset is elected."

8.	Page 106.  First paragraph, first sentence, clarify that if you elect the optional reset the rider charge may increase. Also explain the process regarding how rider charge increases, if any, will be disclosed to Owner.

	Response:

	In response to the Staff's comments above, the first sentence will be revised as follows:

		"When an optional reset is elected, the rider charge may increase."

	Any changes to the rider charge, as a result of electing the optional reset feature, will be disclosed to the Owner by contacting the Company or their financial advisor. To elect the option reset feature the Owner must contact their financial advisor or the Company. This step of contacting the Company or financial advisor to determine if a new rider charge applies is disclosed in the second sentence of the paragraph on page 106. Furthermore, any new rider charge will be disclosed on the Owner's account web page.


9.	Page 107.   The SimpleChoice Asset Allocation Portfolios section.
Consider revising or removing the sentence in third paragraph in this section starting with "If you do not make an additional Purchase Payment '" Please confirm that there will be at least 2 portfolios available to choose from at all times for SureTrack Plus 90.

	Response:

	In response to the Staff's comment above, the Company will remove the sentence in the third paragraph referenced above.

Also, the Company confirms that Owners will at all times have at least two allocation options to choose from. For example, in Guide (333-182763) there will always be more than 1 allowable sub-account or 1 allowable sub-account and a CustomChoice Allocation Option or a CustomChoice Allocation Option and a SimpleChoice Asset Allocation Option or a combination thereof.


10.	Page 108.  Rider Termination.  Please confirm whether the SureTrack
Plus 90 GMAB rider may be terminated at any time.

	Response:

	The SureTrack Plus 90 rider may only be terminated as specified in the prospectus. An Owner does not have the ability to terminate the rider at any time. It is the Company's understanding that this type of termination feature is common in the industry for GMAB riders.


Please direct additional questions or comments to me at (651) 665-4145 or david.dimitri@securian.com.

Very truly yours,

/s/ David M. Dimitri

David M. Dimitri
Senior Counsel

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Comment 7
	The Company has closely reviewed the Staff's comment and believes that the above paragraphs are complimentary rather than conflicting. The first paragraph explains what the optional reset does. Specifically, the optional reset will bring about a new accumulation base value and a new benefit and subsequent purchase payment period. This paragraph is not intended to explain how the benefit period and subsequent purchase period is measured.

	The third paragraph, on the other hand, explains when the new benefit and purchase payment period starts and well as when the new accumulation based is determined.  It explains that the rider anniversary date, rather than the date the optional reset is elected, is the trigger date for these
events.   Therefore, the Company respectively believes that the current language adequately explains the optional reset feature.